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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549	OMB Number: 3235-0116 Expires: March 31, 2000 Estimated average burden hours per response. . . 9.90

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of August 2004

IMPERIAL TOBACCO GROUP PLC
(Translation of registrant's name into English)

Upton Road, Bristol BS99 7UJ, England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒                        Form 40-F    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐                        No    ☒

Notification of Directors' Interests pursuant to Companies Act 1985 Section 324(2) and Section 329.

        Gareth Davis, Robert Dyrbus, David Cresswell, Bruce Davidson and Frank Rogerson (together, "the Directors").

        Imperial Tobacco Group PLC was today advised by the Trustees of the Company's Employee and Executive Benefit Trust ("the Trust") that the following Director exercised an option under the Imperial Tobacco Group PLC Sharesave Scheme.

Name	Date of exercise	Number of shares	Resultant aggregate Companies Act interests
Mr Robert Dyrbus	2 August 2004	802	371,357

        In addition, the Trust holds a total of 828,432 ordinary shares of 10p each in the Company and the Directors being potential beneficiaries under the Trust are deemed to have a non-beneficial interest in such shares.

        Imperial Tobacco Group PLC has also today been informed that, on 2 August 2004, the Non-Executive Directors' listed below purchased ordinary shares of 10 pence each, at a price of £11.95 per share, pursuant to an agreement that part of their fees be applied to the purchase of shares. These shares will be held by a nominee and may not be withdrawn or sold during the term of each non-executive directorship.

Director	Shares purchased	Resultant Interest
Simon Duffy	491	8,049
Sipko Huismans	491	5,420
Pierre Jungels	491	1,962
Iain Napier	491	2,982
David Thursfield	441	441

T M Williams

Assistant Company Secretary

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Attached to this 6-K are the following items:

Exhibit
99.1	Notification of Interests of Directors—August 3, 2004
99.2	Notification of Interests of Directors—August 9, 2004
99.3	Notification of Interests of Directors—August 12, 2004
99.4	Notification of Interests of Directors—August 12, 2004
99.5	Notice of Results—August 26, 2004

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMPERIAL TOBACCO GROUP PLC (Registrant)
Date: September 2, 2004	By:	/s/ TREVOR WILLIAMS Trevor Williams Assistant Company Secretary

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SIGNATURES